Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I’m a Specialist on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering from the late artist, Jean-Michel Basquiat. In 2021, Basquiat’s auction turnover totaled over $439 million, ranking him second among all artists, only behind Pablo Picasso.

To provide investment quality offerings, our acquisitions team has reviewed over 200 examples of Basquiat’s work from around the world, many of which are priced in excess of $10 million. Of these examples, this is the tenth we have chosen to be offered on the Masterworks platform.

The current offering is titled “xExaxrxlxyx xMxoxsxexsx.” It was completed by the artist in 1983. Included in several prominent exhibitions, the Painting features key elements of the artist’s recognizable style, including anatomical references, a large head rendered in profile, his signature crown motif and passages of text that evoke historic and religious references.

As of September 2022, examples similar to the Painting have achieved prices as high as $16.7 million at auction. These include “Il Duce,” which is smaller than the Painting but includes a more developed skull and sold for $14.9 million at Christie’s, Shanghai in March 2020, “Four Big” (1982), which is slightly larger than the Painting and sold for the equivalent of $10.6 million at Christie’s, London in October 2019 and “Multiflavors,” which is smaller than the Painting but features extensive writing and exposed stretcher bars, and sold for $16.7 million at Christie’s, London in March 2018.

Between May 1986 to March 2022, auction sales of selected similar works to our offering have increased at an estimated annualized appreciation rate of 16.6%.